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SEC FILE NUMBER
8-51785

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: nabSecurities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

277 Park Avenue, 19th Floor
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas DeMaio, President	(212) 916-9520	Thomas.Demaio@nabny.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
DEC 01 2022
Washington, DC

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of nabSecurities, LLC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANITA STEELE
Notary Public, State of New York
No. 01ST6203858
Qualified in Westchester County
Commission Expires April 13, 2025

Notary Public NOV 29, 2022

Signature:

Title: PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition

nabSecurities, LLC
September 30, 2022
with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

September 30, 2022

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of nabSecurities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2022, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

November 29, 2022

nabSecurities, LLC

Statement of Financial Condition

September 30, 2022

Assets	
Cash and cash equivalents	$ 84,752,236
Due from clearing broker	1,048,453
Due from affiliates	10,075,927
Securities owned, at fair value	10,756,934
Accounts receivable	1,086,717
Total assets	$ 107,720,267
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 908,184
Due to affiliates	6,845,807
Total Liabilities	$ 7,753,991
Member's equity:	
Member's contribution	7,375,000
Retained earnings	92,591,276
Total member's equity	99,966,276
Total liabilities and member's equity	$ 107,720,267

See accompanying notes to financial statement.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2022

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and underwriting related activities and generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, structuring of infrastructure and asset finance loans.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through BofA Securities, Inc. (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate and later adjusted for final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and contain elements of judgment. The U.S. Dollar is the functional currency of the Company.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with two financial institutions.

Due from Clearing Broker

At September 30, 2022, the due from clearing broker balance of $1,048,453 in the Statement of Financial Condition is comprised of cash placed on deposit with the clearing broker.

Securities Owned

Securities owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in unrealized loss on securities owned in the Statement of Income.

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Securities owned are carried at fair value on a recurring basis with changes in fair value recognized in the Statement of Income under various accounting literature, principally applicable industry guidance, such as ASC 940, Financial Services – Brokers and Dealers ("ASC 940"), and ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques into the following three levels:

2. Significant Accounting Policies (continued)

- Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date
- Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly.
- Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single-member limited liability company, wholly owned by the Parent. It is treated as a disregarded entity for U.S federal, state and local income tax purposes. As such, the Company is not directly subject to any U.S federal, state, and local income taxes. As a result of its adoption of ASU 2019-12 as of September 30, 2020, the Company does not provide for its share of U.S federal, state, and local income taxes in its separate financial statements. All income taxes related to the Company are recorded at the Parent.

Recently Issued Accounting Standards

In December 2019, FASB released Accounting Standards Update ("ASU") 2019-12, "Simplifying the Accounting for Income Taxes," which simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes by not requiring an entity to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. The Company early adopted this standard for the year ended September 30, 2020 on a retrospective basis and has continued to apply the ASU accordingly for the year ended September 30, 2022.

3. Fair Value of Financial Instruments

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant in its measurement.

3. Fair Value of Financial Instruments (continued)

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 2 inputs include RMBS instruments.
-
    - RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighted average life. The Company may consider:
        - security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds which are market observable. The Company uses position specific external price data, when available, to verify its valuations.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2022:

	Level 1	Level 2	Level 3	Total
Securities Owned	-	10,756,934	-	10,756,934
Balance - September 30, 2022	-	$ 10,756,934	-	$ 10,756,934

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

3. Fair Value of Financial Instruments (continued)

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature or generally negligible credit risk. These instruments include cash and cash equivalents, due from clearing broker, due from affiliate, due to affiliate, accounts payable and subordinated borrowings. Cash and cash equivalents and due from clearing broker are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

4. Subordinated Borrowings

The Company had a subordinated loan agreement with the Parent for working capital purposes since July 30, 2012. The amount of the loan was $5,000,000 and was cancelled on April 13, 2022 and repaid on April 14,2022.
On September 5, 2013, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital purposes when needed. The amount of the credit line was $25,000,000 and was cancelled on April 12, 2022.
FINRA has approved the cancellations and terminations of the two subordinated loan facilities, agreeing that they are no longer required given the sufficient capital of the Company.

5. Related Party Transactions

The Company's expenses are settled through the New York Branch of the Parent.
All personnel working for the Company are employed by the Parent, which is responsible for their benefits and pension. The Parent charges the Company the cost of those personnel, and all compensation and benefits are paid by the Parent.
The Company earned Underwriting fees of $1,038,248 from Joint Lead Manager roles for debt issuances by the Parent and a subsidiary of the Parent.

5. Related Party Transactions (continued)

The Company earned structuring fees of $6,421,914 from the Parent for structuring infrastructure and asset finance loans in accordance with an Origination and Fee-Sharing Agreement. The infrastructure loans are carried by the Parent. Due from affiliates of $10,075,927 as of September 30, 2022, represents a $10,000,000 placement with London, maturing October 11, 2022, charging interest rate of 1.58% and $75,927 interest related to the placement. Due to affiliates of $6,845,807 as of September 30, 2022, represents a payable for operating expenses paid on behalf of the Company by the New York Branch of the Parent. Group recharges of $9,181,604 for the year ended September 30, 2022, represents allocations for expenses paid on behalf of the Company by the New York Branch of the Parent.

6. Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by the Parent. The Parent's federal returns are subject to examination by the respective tax authorities for years ended September 30, 2019 through the current year. The Parent's New York state returns are subject to examination by the respective tax authorities for years ended September 30, 2018 through the current year and New York City tax returns for years ended September 30, 2015 through the current year. After adoption of ASU 2019-12 as of September 30, 2020, the Company, which is a single-member LLC disregarded from its owner, is no longer obligated to be allocated current and deferred tax expense in its stand-alone financial statements and instead they are recorded at its Parent.

7. Commitments and contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement.

7. Commitments and contingencies (continued)

In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed $1,048,453 on deposit with the clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

From time to time, the Company becomes involved in litigation arising in the normal course of business. As of September 30, 2022, management is not aware of any pending or threatened litigation that is expected to have a material adverse effect on the Company's Financial Condition.

8. Risks

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves.

In the normal course of business, the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits.

The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

8. Risks (continued)

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate. As a registered broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described.

Off-Balance Sheet Risk

As of September 30, 2022, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of September 30, 2022, the Company had net capital of $86,295,508 which exceeded the regulatory requirement by $86,045,508.
Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2022, the Company was in compliance with all such requirements.

10. Subsequent Events

The Company has evaluated subsequent events through November 29, 2022, the date the audited financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of nabSecurities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022. Management of nabSecurities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended September 30, 2022.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the nabSecurities, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

November 29, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 09/30/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-51785 FINRA September
NABSecurities, LLC
277 Park Avenue, 19th Floor
New York, NY 10172

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chad Kirschenblatt

2. A.	General Assessment (item 2e from page 2)	$38,532
B.	Less payment made with SIPC-6 filed (exclude interest) 04/26/2022 Date Paid	(17,653)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	20,879
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$20,879

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $20,879

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

nab Securities, LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of November, 20 22.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2021
and ending 09/30/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$25,977,762
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	88,741
Total additions	88,741
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	139,906
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $238,681	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	238,681
Total deductions	378,587
2d. SIPC Net Operating Revenues	$25,687,916
2e. General Assessment @ .0015	$38,532
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation